SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: January 7, 2010

List of materials

Documents attached hereto:

i) Press release entitled "PLAYSTATION®3 RETAIL SALES EXCEED 3.8 MILLION UNITS WORLDWIDE DURING THE HOLIDAY SALES SEASON"

FOR IMMEDIATE RELEASE

Contact:                    Sony Computer Entertainment Inc.
Corporate Communications
Tel:  03-6438-8686

PLAYSTATION®3 RETAIL SALES EXCEED 3.8 MILLION UNITS WORLDWIDE DURING THE HOLIDAY SALES SEASON
 Remarkable 76% Increase Compared to the Previous Year,
Resulting in the Most Successful Holiday Season in the History of PlayStation®3

Tokyo, January 7, 2010 – Sony Computer Entertainment Inc. (SCEI) today announced that the holiday season retail sales of PlayStation®3 (PS3®) computer entertainment systems during the five weeks following the last week of November 2009*1 exceeded 3.8 million units worldwide*2.  The PS3 platform experienced a 76% increase in hardware sales compared to the same period in the previous year, marking the highest record sales for PS3 hardware for a holiday period.  With the release of the new slimmer and lighter PS3 system combined with an exciting line-up of compelling software titles, as well as with the expansion of new content and services on PlayStation®Network, with more than 38 million registered accounts*3 worldwide, the PS3 platform continues to surpass its momentum every year and remains on track to further accelerate the growth of its worldwide installed base into 2010.

With continued strong support from game developers and publishers around the world, highly anticipated and exciting game titles on Blu-ray™ disc were released for the PS3 system during the holiday season.  The software line-up includes platform-defining franchises that contributed significantly to PS3 hardware sales such as UNCHARTED 2: Among Thieves from SCE, Ubisoft’s Assassin’s Creed® II, Infinity Ward’s Call of Duty: Modern Warfare 2 from Activision, and FINAL FANTASY XIII from SQUARE ENIX CO., LTD.  FINAL FANTASY XIII for North America and Europe/PAL territories will be available on March 9, 2010.  In addition to this extensive line-up of software titles, multimedia capabilities that PS3 offers, including Blu-ray disc player functionality, combined with various rich content and services available for download on PlayStation®Network, continue to attract more and more users around the globe making PS3 the ultimate interactive entertainment system for the home.

In 2010, SCEI will continue to deploy various measures to further expand the PS3 software line-up, including highly anticipated titles such as God of War 3, Gran Turismo™ 5, MAG, Heavy Rain and ModNation Racers.  The company will also vigorously enhance the network content and services, while tapping into a wider audience through the introduction of a new Motion Controller*4 supported with a variety of software titles as well as delivering outstanding 3D experience in homes with 3D stereoscopic games and movies*5, that is possible only on the PS3 platform.

*1 From November 23 to December 27 for Japan and Asia, from November 24 to December 28 for North America, and from November 21 to December 25 for Europe and PAL territories.
*2 Retail sales number is estimated by SCEI.
*3 Number as of January 3, 2010.
*4 “Motion Controller” is a tentative name.
*5 Users will be able to enjoy 3D stereoscopic games and movies by updating their PS3 system with the supported firmware updates.  Details of the firmware updates will be announced when they become available.

About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufactures, distributes and markets the PlayStation® game console, the PlayStation®2 computer entertainment system, the PSP® (PlayStation®Portable) handheld entertainment system and the PlayStation®3 (PS3®) system.  PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment.  PSP is a handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio.  PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power.  SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide.  Headquartered in Tokyo, Japan, SCEI is an independent business unit of the Sony Group.
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PlayStation, PS3 and PSP are registered trademarks of Sony Computer Entertainment Inc.  All other trademarks are property of their respective owners.